August 12, 2009

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, DC 20549

Re:	Jazz Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Form 10-Q for the quarterly period ended March 31, 2009

File Number: 001-33500

Dear Mr. Rosenberg:

On behalf of Jazz Pharmaceuticals, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated July 29, 2009 (the “Comment Letter”), regarding (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed by the Company with the Commission on March 26, 2009 (the “Form 10-K”), (ii) Amendment No. 1 to the Form 10-K on Form 10-K/A, filed by the Company with the Commission on April 29, 2009 (the “Form 10-K/A”) and (iii) the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed by the Company with the Commission on May 7, 2009 (the “Form 10-Q”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 67

1.	We note your statement that “disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of our disclosure control system were met.” Given the use of the word ‘sufficiently’, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Response:

The Company acknowledges the Staff’s comment and will revise its disclosure, as requested, in future filings on Form 10-K and Form 10-Q as set forth below (blacklining reflects changes from the Company’s original disclosure):

Evaluation of Disclosure Controls and Procedures

We have carried out an evaluation, under the supervision, and with the participation of, management including our principal executive officer and acting principal financial officer, of our disclosure controls and procedures (as defined in Rule 13a-15(e)) of the Securities Exchange Act of 1934, as amended, or Exchange Act) as of the end of the period covered by this annual report on Form 10-K. Based on their evaluation, our principal executive officer and acting principal financial officer concluded that~~, subject to the limitations described below,~~ our disclosure controls and procedures were effective to as of December 31, 2008.

Limitations on the Effectiveness of Controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within an organization have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met and, as set forth above, our principal executive officer and acting principal financial officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures were ~~sufficiently~~ effective to provide reasonable assurance that the objectives of our disclosure control system were met. ~~We continue to implement, improve and refine our disclosure controls and procedures and our internal control over financial reporting.~~

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition

Product Sales, Net, page F-11

2.	Please revise to disclose the conditions under which you accept returns and the form of the return (i.e. credit issued, cash returned, product exchanged out of inventory for returned product). For product where you record revenue with the right of return and for which you exchange product out of inventory, disclose in your notes to financial statements how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us an example showing the journal entries made.

Response:

The Company currently sells two commercial products, Xyrem® (sodium oxybate oral solution) and Luvox CR® (extended release fluvoxamine maleate capsules). The Company respectfully advises the Staff that the Company does not market any product for which the Company records revenue with the right of return and for which the Company exchanges product out of inventory. The Company relies upon the criteria set forth in paragraph 6 of Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists”, or Statement No. 48, to determine when and how to recognize revenue on product shipped with the right of return. The return policies and particular circumstances for each of the two products are described below.

In the Company’s Form 10-K for the year ending December 31, 2009, the Company will describe its returns policy for both products. The Company respectfully advises the Staff that the Company did not disclose the conditions under which the Company accepts returns in its Form 10-K for the year ended December 31, 2008 (i) for Xyrem, because the returns of Xyrem in the United States are de minimus and because the Company does not record revenue on Xyrem sales outside the United States until the rights of return have lapsed or (ii) for Luvox CR, which the Company sells only in the United States, because since the launch of the product, the Company has not recorded revenue until the right of return has lapsed. The return policies for both products are described below.

Xyrem (United States)

The Company sells Xyrem in the United States to a single source specialty pharmaceutical distributor, Express Scripts Specialty Distribution Services, Inc., or SDS, a third party not related to the Company. As a condition of marketing approval of Xyrem in the United States, the United States Food and Drug Administration mandated in 2002 (and the requirement continues today) that the Company maintain a risk management program for Xyrem under which all Xyrem product sold by the Company in the United States must be shipped directly to patients through a central pharmacy. The Company ships its product on consignment to SDS (during consignment, title to the product remains with the Company). SDS removes product from consignment only when it is ready to ship the product to a patient; and SDS then ships the product directly to the patient. As noted on page F-11 of its Form 10-K for the year ended December 31, 2008, the Company recognizes revenue on sales of Xyrem to SDS upon transfer of title to SDS, which occurs only when SDS removes product from the Company’s consigned inventory at the SDS facility for shipment to a patient.

The Company accepts returns from SDS of any product which both (i) has defects that are not reasonably susceptible to discovery upon receipt of the consigned product by SDS and (ii) is returned to SDS by patients. Based on the Company’s experience over a number of years (the Company acquired the rights to the product in mid-2005), product returns to SDS are extremely rare once product is shipped to patients. Beginning in 2008, the Company provides SDS with a credit for product returned by patients. For 2008, the Company issued credits totaling less than $20,000 for returned product.

Based on the foregoing, the Company respectfully submits to the Staff that the Company’s method of recognizing revenue for Xyrem sales in the United States meets all the criteria in paragraph 6 of Statement No. 48. The Company respectfully advises the Staff that in its Form 10-K for the year ending December 31, 2009, the Company will disclose its return policy for Xyrem for sales in the United States, and that historically those returns have not been material.

Xyrem (ex-United States)

The Company sells limited quantities of Xyrem internationally to UCB Pharma Limited (Europe and certain other countries) and Valeant Canada Limited (Canada) under a license and distribution agreement with each of those third parties. The Company recognized revenue of $769,000, $306,000 and $127,000 from international sales of Xyrem during 2008, 2007 and 2006, respectively, to these third parties. The agreement with each party allows it a fixed period of time after delivery to inspect and reject shipments for failure to meet specifications. As noted on page F-11 of our Annual Report on Form 10-K, the Company recognizes revenue on its international sales when it is notified of customer acceptance, or when the time to inspect or reject the shipment has lapsed, if earlier. Thus, for international sales of Xyrem, the Company does not record revenue with the right of return.

Luvox CR

The Company sells Luvox CR only in the United States and accepts returns for expiring product only if the product is returned in its original packaging from the Company’s direct customers (wholesalers) within six months before or up to twelve months after product expiration, as noted on page F-11 of the Form 10-K. When product meeting these criteria is returned by wholesalers, the Company issues a credit based on the applicable historical purchase price of the returned product, as determined from its lot number. The credit issued can be applied against existing or future invoices.

Because Luvox CR was launched relatively recently, the Company cannot reasonably estimate expected product returns of Luvox CR at the time of shipment as required under paragraph 6 of Statement No. 48. Therefore, the Company does not recognize revenue when it ships product to wholesalers. Instead, the Company recognizes revenue only when the product is dispensed to patients through prescriptions (this occurs only after wholesalers have repackaged and shipped the product to their pharmacy customers, who then repackage the product to fill prescriptions in smaller quantities to dispense to the patients). The Company does not accept product returns of product that have been dispensed to patients. Therefore, the Company’s estimate of a reserve for returns is zero.

The Company respectfully advises the Staff that it will describe the return policy for Luvox CR in its Form 10-K for the year ending December 31, 2009.

The Company previously sold two additional commercial products, Antizol and Cystadane, but all rights to those products were sold to third parties in August 2008 and March 2007, respectively. In each case, the third party assumed all liabilities for product returns subsequent to the effective dates of the purchase agreements.

Form 10-K/A for the Year Ended December 31, 2008

Item 10, page 2

3.	Please revise your disclosure in this section to meet the requirements of Item 407 of Regulation S-K including, but not limited to, discussion of the number of board meetings in the past year and director attendance, a discussion of your nominating committee, disclosure regarding the charters of your board committees, and your process, if any, for shareholder communications.

Response:

The Company respectfully advises the Staff that the Company has addressed, in its Form 10-K/A, the disclosures requirements of Part III of Form 10-K as such disclosure requirements relate to Item 407 of Regulation S-K. In particular:

•	the disclosures required by Item 407(a) are addressed under the caption “Independence of Jazz Pharmaceuticals’ Board of Directors” on page 27 of the Form 10-K/A;

•	the disclosures required by Item 407(c)(3) are addressed under the caption “Director Nominations” on page 4 of the Form 10-K/A;

•	the disclosures required by Items 407(d)(4) and (d)(5) are addressed under the caption “Audit Committee” on page 4 of the Form 10-K/A;

•	the disclosures required by Item 407(e)(4) are addressed under the caption “Compensation Committee Interlocks and Insider Participation” on page 20 of the Form 10-K/A; and

•	the disclosures required by Item 407(e)(5) are addressed under the caption “Compensation Committee Report” on page 20 of the Form 10-K/A.

The Company also respectfully advises the Staff that the Company will address all of the applicable disclosure requirements of Item 407 of Regulation S-K in its definitive proxy statement for its next annual meeting of stockholders, as required by Schedule 14A.

Compensation Discussion and Analysis

Bonus Awards, page 8

4.	Your disclosure relating to the corporate and individual goals does not specifically identify these goals. Please provide draft disclosure for your 2010 proxy statement describing these goals with more specificity. A description of the goals is required regardless of whether bonuses were paid under the plan. Additionally, confirm that you will discuss the extent to which these goals were achieved and how the extent of achievement was used to determine bonus awards.

Response:

In response to the Staff’s comment, the Company has prepared the following draft disclosure for its 2010 proxy statement regarding the criteria and methodology for determining potential bonus awards for the Company’s named executive officers for 2009. Please note that this draft disclosure was prepared on the basis of a number assumptions, including, without limitation: that the Company’s named executive officers for 2009 will be Bruce C. Cozadd, Samuel R. Saks (CEO during a portion of 2009), Robert M. Myers, Carol A. Gamble, Janne L.T. Wissel and Joan Colligan; that none of the foregoing, with the exception of Dr. Saks, will terminate employment prior to the payment of any bonus; that there will be no changes or modifications to the Company’s corporate objectives for purposes of the Company’s bonus plan during the remainder of 2009; and that bonuses were paid under the Company’s bonus plan for 2009 performance. Further, the Company’s Board of Directors or Compensation Committee could determine to take action or award bonuses on the basis of criteria or methodology not discussed below, in which case the actual disclosure for the Company’s 2010 proxy statement may differ. As a result, the following draft disclosure is provided solely to provide the Staff with draft disclosure that more specifically describes the goals used to determine bonus awards, which such specificity the Company confirms to the Staff will be reflected in the actual disclosure for the Company’s 2010 proxy statement (and regardless of whether bonuses are actually paid under the Company’s bonus plan). Finally, the Company confirms to the Staff that the 2010 proxy statement will discuss the extent to which the indicated goals were achieved, the relative weight assigned to each objective by the Board of Directors and the Compensation Committee, and how the extent of achievement was used to determine bonus awards, if any. The requested draft disclosure is as follows:

Bonus Awards. Our Bonus Plan is designed to reward executive officers for attaining our corporate performance objectives as well as to reward them for their contributions to the achievement of those objectives. As set forth in our Bonus Plan, the target bonus levels for 2009 for our named executive officers were: 50% of the applicable annual base salary rate for Dr. Saks and Messrs. Cozadd and Myers; 40% of the applicable annual base salary rate for each of Ms. Gamble and Ms. Wissel; and between 10% and 30% of the applicable annual base salary rate for Ms. Colligan. Dr. Saks resigned his position with us effective April 3, 2009 and was therefore not eligible for a bonus under the Bonus Plan for 2009. For 2009, our corporate objectives for purposes of the Bonus Plan were to:

•

obtain and publicly disclose top-line results for our second pivotal Phase III trial of JZP-6 (sodium oxybate) for the treatment of fibromyalgia during the third quarter of 2009, and submit a New Drug Application, or NDA, to the U.S. Food and Drug Administration for JZP-6 by December 31, 2009;

•	secure equity and nonequity financing sufficient to achieve our corporate objectives without the need for additional financing in 2010;

•	achieve certain Xyrem and Luvox CR net sales and commercial EBITDA targets in 2009;

•	achieve a target operating loss, measured by EBIDTA, by the end of the first quarter of 2009, and achieve breakeven on an operating basis, measured by EBIDTA, in the fourth quarter of 2009; and

•	ensure that employees are aligned with the corporate objectives and that our company operates in compliance will applicable laws and regulations.

Each of the executive officers is responsible for meeting our corporate objectives, and each objective was deemed important in determining the level of our performance during the year. Although the Compensation Committee did not set individual goals for individual executive officers, certain of the named executive officer’s responsibilities are more directly related to particular corporate objectives and were therefore given greater weight in the determination of the bonus amount paid to a named executive officer. Mr. Myers is responsible for all of our commercial operations, and our corporate objective related to achieving Xyrem and Luvox CR net sales and commercial EBIDTA targets were given greater weight in the determination of his bonus. Likewise, Ms. Wissel is responsible for our regulatory activities, and our corporate objective relating to completing the second pivotal Phase III trial of JZP-6 and the submission of an NDA for JZP-6 were given greater importance in her bonus determination. Similarly, Ms Gamble, along with Mr. Cozadd and Mr. Myers, is particularly responsible for the Company obtaining equity and nonequity financing, and their efforts in achieving this corporate objective had a greater impact on their bonus determination than it did for the other named executive officers. Nevertheless, in a small company such as ours, each executive is expected to contribute in significant ways to the achievement or most, if not all, of our corporate goals.

In approving the corporate objectives for 2009, the expectation of our Board of Directors was that it would be highly unlikely that all of the corporate objectives would be achieved for the year. In this regard, the Board of Directors has historically approved corporate objectives that have been stretch objectives beyond those that would reasonably be expected to be attained in any given year, and our corporate objectives historically have not been achieved at the 100% level. Our Compensation Committee determines the size of the total bonus pool under the Bonus Plan, which is based primarily on our Board of Directors’ determination of our success in achieving our corporate objectives for the plan year. The Compensation Committee also determines the portion of the pool, if any, that will be allocated to the executive officers as a group and the bonuses for each of our executive officers and vice presidents. Our Chairman and Chief Executive Officer provide input to the Compensation Committee with respect to bonuses for executive officers and vice presidents. The Compensation Committee did not quantify or assign specific percentage criteria to the various corporate objectives under the Bonus Plan, but rather sought to approve a bonus payout that generally reflects our Board of Directors’ determination of the level of achievement of our corporate objectives, after taking into the account the corporate objectives deemed more important to our performance by the Board of Directors and the amount of cash available from our operations in determining whether, or how much, of a bonus could be paid. In the actual 2010 proxy statement, the

Company would then describe the weighting, if any, given to each of the corporate objectives and the extent to which the goals were achieved, and how the extent of achievement was used to determine actual bonus awards.

Form 10-Q for the quarterly period ended March 31, 2009

Notes to the Condensed Consolidated Financial Statements

9. In-Licensing Agreements, page 13

5.	Please explain to us how you determined that the $5 million increase to the Luvox CR intangible asset was recoverable in light of the fact that you recorded an impairment charge related to Luvox CR in December 2008.

Response:

In December 2008, as a result of lower than anticipated sales of Luvox CR, the Company noted an indicator of impairment and performed an analysis under Statement 142. As a result of the analysis, the Company recorded an impairment charge and reduced the gross carrying amount of the asset to its estimated fair value. Included in the discounted cash flows associated with this impairment analysis was a future $5.0 million milestone contingently payable by the Company related to the achievement of a 12 month uninterrupted supply of Luvox CR. At the time of the December 2008 impairment analysis, the Company expected this milestone would be achieved in 2009 (and thus the Company took into account the assumed $5.0 million cash outflow in the December 2008 impairment analysis). In February 2009, the Company amended the Luvox CR product license agreement with Solvay Pharmaceuticals, Inc. relating to the rights to market Luvox CR in the United States such that the then existing $14.0 million current payment obligation, the $5.0 million contingent milestone related to uninterrupted supply of Luvox CR and future royalty and other obligations were replaced with a fixed obligation to pay a total of $19.0 million through 2012. At the time the Company amended the agreement, the Company determined that the $5.0 million increase in the Luvox CR intangible asset, related to the $5 million increase in the payment obligation, was recoverable because the Company’s December 2008 impairment analysis previously took into account a cash outflow of the same amount (related to the uninterrupted supply milestone) and there were no indicators of impairment. In addition, Luvox CR sales in the first quarter of 2009 were consistent with the forecast used in the December 2008 impairment analysis.

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 496-3773 or Joan Colligan at (650) 496-2603, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Carol A. Gamble
Carol A. Gamble
Senior Vice President, General Counsel and Corporate Secretary Jazz Pharmaceuticals, Inc.

cc:	Bruce C. Cozadd, Chairman and Chief Executive Officer

Philip J. Honerkamp, Esq., Vice President, Deputy General Counsel

Joan Colligan, Executive Director and Acting Principal Financial Officer

Fran Schultz, Ernst & Young LLP

Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP

Chadwick L. Mills, Esq., Cooley Godward Kronish LLP